Exhibit 3.159

CERTIFICATE OF FORMATION
OF
BETA TRANSFORMER TECHNOLOGY LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Limited Liability Company Act of the State of Delaware. hereby certifies that:

FIRST: The name of the limited liability company is Beta Transformer Technology LLC.

SECOND: The address of its registered office in the State of Delaware is: 2711 Ccnterville Road, Suite 400. in the City of Wilmington. County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on May 30, 2013.

By:    Isl Vedran I. Busija Name: Vedran I. Busija